DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

04008479

February 12, 2004

Kathleen E. Shannon
Senior Vice President, Secretary
And Deputy General Counsel
American International Group, Inc.
70 Pine Street
New York, NY 10270

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/12/2004

Re: American International Group, Inc.
Incoming letter dated January 9, 2004

Dear Ms. Shannon:

This is in response to your letter dated January 9, 2004 concerning a shareholder proposal submitted to AIG by Mercy Investment Program. We also have received a letter on behalf of the proponent dated January 28, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Valerie Heinonen
Consultant
Mercy Investment Program
Corporate Social Responsibility
205 Avenue C #10E
New York, NY 10009

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel: (941) 349-6164 Email: pmneuhauser@aol.com

January 28, 2004

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to American International Group, Inc.

Via fax

Dear Sir/Madam:

I have been asked by the Mercy Health Program and the Sisters of the Order of St. Dominic of Grand Rapids, Michigan (hereinafter referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of American International Group, Inc. (hereinafter referred to as "AIG" or the "Company"), and who have submitted a shareholder proposal to AIG, to respond to the letter dated January 9, 2004, sent to the Securities & Exchange Commission by the Company, in which AIG contends that the Proponents' shareholder proposal may be excluded from the Company's year 2004 proxy statement by virtue of Rules 14a-8(i)(1), 14a8(i)(2) and 14a-8(i)(3).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in AIG's year 2004 proxy statement and that it is not excludable by virtue of any of the cited rules.

The proposal calls for an end to profiting from sales of a product which, when used as intended, causes illness and death, the very risks which AIG insures against.

RULE 14a-8(i)(1)

The Company claims that the Proponents' shareholder proposal, if approved by the shareholders, would, "by mandating" divestment, violate state law. Since the shareholder proposal is precatory ("the shareholders *request* the Board to initiate a policy") (emphasis supplied) approval of the shareholder proposal by the shareholders cannot possibly bind AIG. The Company's argument that the proposal would cause it to violate state law is consequently wholly without merit. Were the Staff to agree with AIG that the proposal, despite its clear wording, is somehow mandatory, the Proponent is willing to recast the wording of the proposal to confirm that it is a recommendation. Cf. *The Hartford Financial Group, Inc.* (March 18, 2000) (although we are unable to fathom why the Staff thought that the proposal to Hartford was a mandate).

RULE 13a-8(i)(2)

The Company makes an eloquent plea to the effect that implementation of the proposal would cause it to violate ERISA. The only problem with this argument is that the proposal is inapplicable to the Erisa accounts managed by AIG. This is apparent both (i) from the actual wording of the Resolve Clause of the proposal and (ii) from the context of the proposal as set forth in the Whereas Clause and the Supporting Statement.

It is obvious from the context that the Proponents' shareholder proposal is aimed exclusively at the portfolios of the Company's insurance subsidiaries. Each and every whereas paragraph, as well as the Supporting Statement, talks only about the inconsistency of an insurance company owning tobacco stocks. For example, the introductory paragraph talks about a "health care-related institution" and about "health care insurers". Each of the first four bullet paragraphs refer to death and/or health care costs, both being benefit obligations which may be incurred by AIG's insurance subsidiaries. The final bullet states that the proponent believes that "it is inconsistent for insurers to invest in tobacco equities". Finally, the Supporting Statement quotes an editorial in *USA Today* which talks about "health insurers" and states that it is "hypocritical" and "unconscionable" for "insurers to provide health care for those" suffering from tobacco ailments while also investing in tobacco stocks.

That the proposal is aimed exclusively at the Company's insurance portfolios is confirmed by the wording of the Resolve Clause, which applies only to "portfolios under our direct control", and thus not to retirement funds of which AIG happens to have been hired to manage. In this connection, we note that the Staff has previously rejected an identical argument made by other insurance companies in the context of a resolve clause that was not nearly as specific in limiting its application to insurance portfolios. *The Hartford Financial Services Group, Inc.* (March 18, 2000) (resolve clause read "in any of our portfolios"); *Lincoln National Corporation* March 24, 1999) (resolve clause read "in any of our portfolios"); *Aetna Life and Casualty Company* (February 28, 1991) (resolve clause read "in any of our portfolios"). Nevertheless, if the Staff were not to agree that the intent of the proposal is clear from its context and wording, the Proponent would be willing to amend the proposal to clarify this matter, e.g., by inserting the word "insurance" in front of the word "portfolios" in the Resolve Clause.

Furthermore, we note that a fiduciary under ERISA is not bound by ERISA in connection with its non-ERISA activities. Thus, Section 3 of ERISA (the definitional section) states, in subparagraph (21)(A), that "a person is a fiduciary ***with respect to a plan*** to the extent (i) he exercises any discretionary authority or discretionary control . . . respecting management or disposition of assets . . ." (Emphasis supplied.) 29 U.S.C. 1002.

Finally, I am informed that the following insurance companies and health organizations have bans on tobacco investments in their non-ERISA portfolios:

Aetna
Aflec
Allstate
Blue Cross/Blue Shield of Minnesota
Church Life
Employers Health Insurance of Wisconsin
Humana
Jefferson Pilot
Oxford Health
Torchmark
Unum

In conclusion, it seems almost beyond belief that AIG can seriously contend that each of these leading corporations is in violation of ERISA because of their investments in non-ERISA portfolios.

RULE 14a-8(i)(3)

(a)

We do not believe that there is any ambiguity concerning the term "tobacco equity". Numerous mutual funds and other investment vehicles maintain "tobacco free" portfolios, including not only the eleven insurance and health companies listed immediately above, but also numerous funds offered by socially responsible investment managers as well as main stream managers such as TIAA-CREF. Such investors define tobacco equities as those of companies that manufacture tobacco products or process leaf tobacco. Comprehensive lists of all "tobacco equities" are available from investment advisors such as the Investor Responsibility Research Center. (See IRRC's website under "Products & Services"; then under "Proxy Research & Voting"; then under "Screening & Risk Management"; then under "Tobacco".)

AIG surely is able to understand that the reference to "proof" pertains to the duration of what is being requested, as will its shareholders and directors. When and if science determines that the present understanding that tobacco causes illness and death is incorrect, the Company will have such proof.

(b)

It is difficult to see how could be a violation of Rule 14a-9 to state that the Proponents believe that "our Company should not profit from people's illness and death by investing in tobacco" since (i) the Company is investing in tobacco; (ii) its is making such investments in hopes of profiting from them; and (iii) it will profit only to the extent *that tobacco companies sell their product which causes illness and death.*

It is equally difficult to see how it can be a violation of Rule 14a-9 to state that "our company is invested in an industry that has a cavalier attitude toward life" since the statement is true. It is only a violation of Rule 14a-9 if the statements alleged to impugn character are made "without factual foundation". See Rule 14a-9, Note (b).

In conclusion, we request the Staff to inform the Company that the SEC proxy *rules require denial of the Company's no action request. We would appreciate your* telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Kathleen E. Shannon
Sister Valerie Heinonen
Sister Mary Brigid Clingman
Rev. Michael Crosby
Sister Pat Wolf

AMERICAN INTERNATIONAL GROUP, INC.
70 PINE STREET
NEW YORK, NY 10270

KATHLEEN E. SHANNON
SENIOR VICE PRESIDENT, SECRETARY
AND DEPUTY GENERAL COUNSEL

TEL: 212-770-5123
FAX: 212-785-1584
KATHLEEN.SHANNON@AIG.COM

January 9, 2004

Securities and Exchange Commission,
Division of Corporation Finance,
Office of Chief Counsel,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Re: American International Group, Inc. – Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter is submitted by American International Group, Inc. (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a proposal, amended by a letter, dated December 23, 2003 (as so amended, the "Proposal"), submitted for inclusion in the Company's proxy card and 2004 proxy statement (the "Proxy Materials") for its 2004 annual meeting of shareholders by Mercy Investment Program (the "Proponent"). The Proposal and the accompanying supporting statement (the "Supporting Statement") are attached to this letter as Annex A.

The Proposal states:

> RESOLVED: that shareholders request the Board to initiate a policy mandating no further purchases of tobacco equities in any of the portfolios under our direct control unless it can be proven that tobacco use does not cause the illnesses and deaths that have been attributed to it. Should the company not produce such proof, it shall divest itself of all tobacco stocks by January 1, 2005.

The Company believes that the Proposal and Supporting Statement should be omitted from the Proxy

Materials for the following reasons: (1) the Proposal is not a proper subject for shareholder action under the Delaware General Corporation Law, which is the law of the jurisdiction of the Company's organization; (2) the Proposal and Supporting Statement are false and misleading within the meaning of Rule 14a-8(i)(3) because the Proposal violates Rule 14a-9 and (3) if implemented, the Proposal would cause the Company to violate federal law.

In accordance with Rule 14a-8(j) under the Exchange Act, I hereby give notice on behalf of the Company of its intention to omit the Proposal and Supporting Statement from the Proxy Materials. This letter constitutes the Company's statement of the reasons why it deems this omission to be proper. Enclosed are five additional copies of this letter, including the annexed Proposal and Supporting Statement and the opinion referred to below.

Grounds for Omission

1. ***The Proposal is not a proper subject for shareholder action***

Rule 14a-8(i)(1) allows a Company to omit a shareholder proposal from a proxy statement "[i]f the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization."

The Company is incorporated in the State of Delaware. Under the laws of the State of Delaware, the management of the business and affairs of the corporation is committed to the board of directors, not to the shareholders. 8 Del. C. § 141(a) (2003). Delaware courts have consistently granted the authority to manage a corporation's affairs to its board of directors, subject to limitations set forth in the corporation's certificate of incorporation. See, e.g., Quickturn Design Systems, Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998); ("One of the most basic tenets of Delaware Corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation." (footnote omitted)).

The authority to make investment decisions is an essential aspect of the management of the business and affairs of the Company. By mandating the Company to "divest itself of all tobacco stocks by January 1, 2005" the Proposal purports to bind the Company. Thus approval of the Proposal would allow the shareholders to usurp the Board's authority to manage the business and affairs of the Company granted under Delaware law - which includes the power to decide the manner and time of making or divesting investments. See 1 R. Balotti & J. Finkelstein, The Delaware Law of Corporations & Business Organizations § 4.1, at 4-5 (3rd ed. 2003)("The board decides long term business plans, profits, investments, marketing strategy, dividends and the like."(footnotes omitted)(emphasis added)). This is not permissible under Delaware law. An opinion of Sullivan & Cromwell LLP to this effect is attached as Annex B.

In The Hartford Financial Services Group, Inc., SEC No-Action Letter, 2000 SEC No-Act. LEXIS 455 (Mar. 18, 2000), the staff (the "Staff") of the Securities and Exchange Commission (the Commission") agreed that a proposal substantially similar to the Proposal could be excluded under Rule 14a-8(i)(1).

For the foregoing reason, the Company intends to omit the Proposal from the Proxy Materials under Rule 14a-8(i)(1).

2. The Shareholder Proposal and Supporting Statement are false and misleading

Rule 14a-8(i)(3) permits the omission from a proxy statement of a proposal which violates any of the Commission's proxy rules, including Rule 14a-9.

a. Vague and Indefinite

The Staff has found that a shareholder proposal may be omitted from the proxy statement when the proposal is "so inherently vague and indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Electric Company, SEC No-Action Letter, 1992 SEC No-Act. LEXIS 825 (July 30, 1992).

The Proposal refers to "tobacco equities" and "tobacco stocks" which (even assuming the two phrases are meant to be identical) are vague and undefined in the context of the Proposal. If the Proposal is implemented, the Board would need to identify which stocks could no longer be held. Does the Proposal encompass only those companies that primarily manufacture cigarettes?; companies that distribute cigarettes?; retail companies that sell cigarettes?; companies that manufacture and sell packaging for cigarettes?; companies that manufacture equipment used to produce cigarettes?; companies that advertise cigarettes?; agriculture companies that enhance production of tobacco? The list of possible stocks that the Company would need to refrain from purchasing or divesting is seemingly endless. In short, it is unclear when a company's connection to the tobacco industry would be strong enough to qualify it as an issuer of "tobacco equities."

In Wendy's International, Inc., SEC No-Action Letter, 1990 SEC No-Act. LEXIS 188 (Feb. 6, 1990), the proposal requested the board of directors to eliminate all anti-takeover measures previously adopted and refrain from adopting any in the future. In permitting the proposal to be excluded from the proxy materials, the Staff particularly noted that the proposal, if implemented, would require the company to determine what constituted an "anti-takeover measure." In the Staff's view, the determination would have to be made without guidance from the proposal and would be subject to differing interpretations by both shareholders voting on the proposal and the board if the proposal was implemented. Similarly, in NYNEX Corporation, SEC No-Action Letter, 1990 SEC No-Act. LEXIS 51 (Jan. 12, 1990), the proposal requested NYNEX not to interfere in government policies of any foreign government. In addressing the excludability of that proposal, the Staff noted that the proposal, if implemented, would require the company to make highly subjective determinations of what constitutes "interference" and what constitutes "government policies". These determinations would have to be made without guidance from the proposal and would be subject to differing interpretations by both shareholders voting on the proposal and the company if the proposal was implemented. See also Fuqua Industries, Inc., SEC No-Action Letter, 1991 SEC No-Act. LEXIS 488 (Mar. 12, 1991) (proposal referring to "any major shareholder," "assets/interests", and "obtaining control" without providing further guidance was subject to differing interpretations by voting shareholders and the registrant, and, therefore, was excludable). Clearly, the analysis in those letters should apply here. Shareholders could have vastly differing opinions on what constitutes a "tobacco stock" and the board would have to make a highly subjective determination of which stocks could no longer be held.

Furthermore, the Proposal does not require any action if the Company produces "proof" that tobacco use does not cause the illnesses and deaths attributed to it. But there is no specificity on the type of proof required or how it should be presented. The Proposal is thus vague because neither the shareholders nor the Company would be able to ascertain with reasonable certainty when, or if, the Company had sufficient "proof."

b. Impugn Character

The Supporting Statement makes certain statements that impugn the character of company officials. For example, the Supporting Statement tries to rally support by stating "[i]f you think our company should not profit from peoples' illness and death by investing in tobacco vote YES for this resolution" and "our company is invested in an industry that has a cavalier attitude toward life itself." The implication is that Company officials are indifferent to the illness and death of the public at large; that somehow, the Company's portfolio managers are death profiteers. Nothing could be further from the truth and the Company objects to these types of assertions. Note (b) to Rule 14a-9 expressly indicates that material that impugns character, integrity or personal reputation may be misleading for the purposes of Rule 14a-9, and the Staff has consistently viewed such statements as properly excludable under Rule 14a-9. See, e.g., Philip Morris Companies Inc., SEC No-Action Letter, 1991 SEC No-Act. LEXIS 174 (Feb. 7, 1991)(proposal that the company cease contributing money to organizations that advocate or encourage bigotry and hate properly excludable because the statements impugned character).

For the foregoing reasons, the Company intends to exclude the Proposal and Supporting Statement under Rule 14a-8(i)(3) because they violate the prohibition on false and misleading statements found in Rule 14a-9.

3. The Proposal, if implemented, would cause the Company to violate federal law.

Rule 14a-8(i)(2) permits a proposal to be omitted from a proxy statement "[i]f the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." If implemented, the Proposal would prohibit the Company from purchasing any tobacco equities in any portfolios under its direct control, and further absent sufficient "proof" that tobacco use does not cause illness and death, require the Company to divest itself of all tobacco stocks.

Through its subsidiaries, the Company operates retirement services and asset management businesses. Many of the assets under management relate to employee pension benefit plans, including the AIG Retirement Plan, governed by the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). ERISA imposes a strict fiduciary duty on those exercising discretionary control over the assets subject to the pension plans. See Section 404(a)(1) of ERISA.

The Department of Labor interprets the fiduciary standards of Section 404 of ERISA to preclude pure social investing. In an advisory opinion relating to the selection of a socially responsible fund as a pension plan investment, the Department of Labor indicated that a plan fiduciary must:

> [i]n deciding whether and to what extent to invest in a particular investment, or to make a

> particular fund available as a designated investment alternative . . . ordinarily consider only factors relating to the interests of plan participants and beneficiaries in their retirement income. A decision to make an investment, or to designate an investment alternative, may not be influenced by non-economic factors unless the investment ultimately chosen for the Plan, when judged solely on the basis of its economic value, would be equal or superior to alternative available investments. Calvert Group Ltd., 98-04A Op. ERISA Ltr. (May 28, 1998)(footnote omitted).

Our position is consistent with previous Staff guidance. For example, in American Telephone & Telegraph, SEC No-Action Letter, 1985 No-Act. LEXIS 2838 (Dec. 16, 1985), the proposal requested AT&T to divest investments in companies conducting business in apartheid South Africa from its pension fund. That proposal placed social concerns above the economic interests of the plan beneficiaries. The Staff agreed that the named fiduciary would be placed in "jeopardy of breaching its obligations under ERISA." The Proposal, here, would also require the Company, through its investment management subsidiaries, to put social concerns above the economic interests of its plan participants. This would place the named fiduciaries in jeopardy of breaching their obligations under ERISA.

For the foregoing reason, the Company intends to exclude the Proposal and Supporting Statement under Rule 14a-8(i)(2) because implementing the Proposal would cause the Company to violate ERISA.

Conclusion

In accordance with Rule 14a-8(j), the Company is contemporaneously notifying the Proponent, by copy of this letter including Annex A and Annex B, of its intention to omit the Proposal and Supporting Statement from its Proxy Materials.

The Company anticipates that it will mail its definitive Proxy Materials to shareholders on or about

April 1, 2004.

On behalf of the Company, I hereby respectfully request that the Staff express their intention not to recommend enforcement action if the Proposal and Supporting Statement are excluded from the Company's Proxy Materials for the reasons set forth above. If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (212) 770-5123 or, in my absence, Eric N. Litzky at (212) 770-6918.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of the letter and returning it to our messenger, who has been asked to wait.

Very truly yours,

Kathleen E. Shannon

Kathleen E. Shannon

(Enclosures)

cc: Valerie Heinonen
Mercy Investment Program

Mary Brigid Clingman, OP
Sisters of the Order of St. Dominic
of Grand Rapids Michigan

ANNEX A

INSURANCE INVESTMENTS IN TOBACCO COMPANIES

AIG

WHEREAS

– As shareholders, we are concerned about investing in the tobacco industry by any health care-related institution, especially when the negative health effects of tobacco use are so clearly understood by health care insurers and providers;

– A March 1998 analysis by the U.S. Treasury Department found the nation loses $80 billion a year on goods and services otherwise produced by Americans who die prematurely or retire early because of smoking-related ills.

– A Philip Morris-commissioned Arthur D. Little International Report in 2001showed a cost-benefit analysis of smoking and social services in the Czech Republic. It showed savings of $24.2 million to $30.6 million from lower costs for health care and retirement benefits caused by a shortened life span of smokers who die early by tobacco use. If this Report is true it would indicate that, for purely financial reasons, such investments undermine the bottom-line of our industry, to say nothing of the ethical implications.

– While Steve Parrish, Senior Vice President of Corporate Affairs for PM, responded that for the company "to commission this study was not only a terrible mistake, it was wrong." (*USA Today* 07/30/01) This apology for the Report being commissioned failed to include an apology for the facts contained in the report.

– In 1996 the AMA called for mutual funds and health-conscious investors to divest from stocks and bonds in tobacco companies.

– We believe it is inconsistent for insurers to invest in tobacco equities and yet proclaim concerns about health and life. Whether or not the facts in studies such as that commissioned by Philip Morris are true or not are not the issue. The fact is that our company is invested in an industry that has a cavalier attitude toward life itself.

RESOLVED: that shareholders request the Board to initiate a policy mandating no further purchases of tobacco equities in any of the portfolios under our direct control unless it can be proven that tobacco use does not cause the illnesses and deaths that have been attributed to it. If the company cannot produce such proof, it shall divest itself of all tobacco stocks by January 1, 2005.

Supporting Statement

In commenting on the huge tobacco equities of health insurers and health providers, a July 7-9, 1995 editorial in *USA Today* declared:

> major U.S. health insurers are large investors in major U.S. tobacco companies. In other words, the nation's merchants of care are partners with the nation's merchants of death. ...These investments grate and gall. Every year, tobacco use is fatal for thousands of Americans. For insurers to provide health care for those suffering smokers on the one hand while investing in the source of their misery on the other is unconscionable. And hypocritical.

Harvard, Johns Hopkins and the Maryland Retirement and Pension Systems have divested from tobacco stocks. If you think our Company should not profit from peoples' illness and death by investing in tobacco, vote YES for this resolution.

Mercy Investment Program

Valerie Heinonen, o.s.u., Consultant, Corporate Social Responsibility
205 Avenue C, #10E ~ New York, NY 10009
Phone and fax 1-212-674-2542 ~ E-mail heinonenv@juno.com

December 23, 2003

American International Group, Inc.
70 Pine Street
New York, NY 10270

Attention: Kathleen E. Shannon

To Whom It May Concern:

In response to your letter of December 12, I have asked Northern Trust to restate the ownership by Mercy Investment Program of the stock held. It is my understanding that the corrected letter has been faxed to you.

With respect to the shareholder proposal, the request is that the Board initiate a policy mandating no further purchases of tobacco equities in portfolios under direct control unless it can be proven that tobacco use does not cause the illnesses and deaths that have been attributed to it.

The second sentence requesting divestment is contingent upon the proof requested in the first sentence. Since that is not clear, I suggest the following wording to make the sense of dependence more obvious.

> Should the company not produce such proof, it shall divest itself of all tobacco stocks by January 1, 2005.

Thank you for your attention. I will mail originals of this letter and the letter from Northern Trust.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.

ANNEX B

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

January 9, 2004

American International Group, Inc.,
70 Pine Street,
New York, New York 10270.

Ladies and Gentlemen:

In connection with your intention to exclude from the proxy statement and form of proxy for the 2004 Annual Meeting of Stockholders (collectively, the "Proxy Materials") of American International Group, Inc., a Delaware corporation (the "Company"), the proposal, which was attached to a letter to the Company, dated November 16, 2003 and amended by a letter to the Company, dated December 23, 2003 (as so amended, the "Proposal"), from Mercy Investment Program, we, as your counsel, have examined such corporate records, certificates and other documents, and such questions of Delaware corporate law, as we have considered necessary or appropriate for the purposes of this opinion.

The Proposal reads as follows: "[s]hareholders request the Board to initiate a policy mandating no further purchases of tobacco equities in any of the portfolios under our direct control unless it can be proven that tobacco use does not cause the illnesses and deaths that have been attributed to it. Should the company not produce such proof, it shall divest itself of all tobacco stocks by January 1, 2005."

Rule 14a-8(i)(1) under the Securities Exchange Act of 1934, as amended, provides that a shareholder proposal may be omitted from a registrant's proxy materials if "the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." You have advised us that you propose to exclude the Proposal from your Proxy Materials pursuant to Rule 14a-8(i)(1), and you have asked for our opinion as to whether the Proposal is a proper subject for action by shareholders under the law of your jurisdiction of organization, the General Corporation Law of the State of Delaware (the "DGCL").

A portion of the Proposal is phrased as a demand on the Company and its Board of Directors and is therefore mandatory rather than precatory in nature. The Proposal states that, in the absence of "proof" that tobacco does not cause the illnesses and deaths that have been attributed to it, the Company "shall divest itself of all tobacco stocks by January 1, 2005." (emphasis added).

Section 141(a) of the DGCL states that "[t]he business and affairs of every corporation organized under [the DGCL] shall be managed by or under the direction of a board of directors, except as maybe otherwise provided in [the DGCL] or in its certificate of incorporation." Thus, if there is to be any variation from the mandate of Section 141(a), it can only be as otherwise provided in the DGCL or the Company's certificate of incorporation. Neither the DGCL nor the Restated Certificate of Incorporation of the Company limit or restrict in any manner the ability of the Company's Board of Directors to direct the Company to make or retain investments in any equity security of any unaffiliated entity. The distinction set forth in the DGCL between the role of the board of directors and the role of the shareholders in managing the business and affairs of the corporation is well established in Delaware case law. See, e.g., Malone v. Brincat, 722 A.2d 5, 9 (Del. 1998)("One of the fundamental tenets of Delaware corporate law provides for a separation of control and ownership. The board of directors has the legal responsibility to manage the business of a corporation for the benefit of its shareholder owners."(footnote omitted)); Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation." (footnote omitted)).

The Proposal deals with a matter that is central to the business and affairs of the Company, namely the types of securities that the Company invests in. We believe that decisions as to what securities to purchase, sell and hold are within the purview of the board of directors under Section 141(a) of the DGCL and at least one commentator agrees. See 1 R. Balotti & J. Finkelstein, The Delaware Law of Corporations & Business Organizations §

4.1, at 4-5 (3rd ed. 2003) ("The board decides long term business plans, profits, investments, marketing strategy, dividends and the like." (footnotes omitted) (emphasis added)). As a result, in the absence of a provision in the Company's certificate of incorporation to the contrary,* under the DGCL, the authority to make decisions as to what securities to purchase, sell and hold is left to the Company's Board of Directors.

Because a portion of the Proposal would purport to bind the Company if it were to be approved by the shareholders of the Company, it represents an effort to regulate directly the manner in which the Company conducts its business and affairs. This is not permissible under Section 141(a) of the DGCL. See, e.g., Quickturn, 721 A.2d at 1292 (invalidating the redemption provision of a shareholder rights plan because that provision interferes with the board of directors' "full power to manage and direct the business and affairs of a Delaware corporation." (emphasis in original) (footnote omitted)).

---

* We also note that there is no contrary provision in the Company's by-laws.

Based on the foregoing, we advise you that, in our opinion, the portion of the Proposal purporting to mandate the divestiture of tobacco stocks by the Company is not a proper subject for action by the Company's shareholders under the DGCL.

The foregoing opinion is limited to the DGCL, and we are expressing no opinion as to the effect of the laws of any other jurisdiction. We have relied as to certain matters on information obtained from public officials, officers of the Company and other sources believed by us responsible.

This opinion is delivered to you by us as your counsel and is solely for your benefit.

Very truly yours,

Sullivan & Cromwell LLP

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 12, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American International Group, Inc.
Incoming letter dated January 9, 2004

The proposal requests that the board initiate a policy mandating no further purchases of tobacco equities in any portfolios under AIG's direct control.

We are unable to concur in your view that AIG may exclude the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that Cigna may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to conclude that AIG has met its burden of establishing that the proposal would violate applicable federal law. Accordingly, we do not believe that AIG may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that AIG may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Cigna may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Keir D. Gumbs
Special Counsel